EXHIBIT 21
VENTURE FINANCIAL GROUP, INC.
Subsidiaries

Names Under Which
Name of Subsidiary	Subsidiary Does Business	State of Incorporation
Venture Bank	Venture Bank; Venture Wealth Management	Washington

FCFG Capital Trust II	-	Delaware
Washington Commercial Statutory Trust I	-	Connecticut
Venture Financial Group Trust I	-	Delaware